UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Result of Meeting

28 April 2011
Pearson plc
Results of Annual General Meeting 2011

Pearson plc held its annual general meeting for shareholders at 3pm today.  All resolutions set out in the Company's Notice of Annual General Meeting dated 24 March 2011 were proposed and approved on a poll.

The total number of votes received for each resolution is set out below.  The Company's issued share capital on 28 April 2011 was 813,276,930 ordinary shares of 25p each. The proportion of the Company's issued share capital represented by those votes cast is approximately 68%.

Resolution No. (as noted on the proxy form)	Shares For and Discretionary	Shares Against	Shares marked as Votes Withheld/Abstentions
1. To receive the 2010 report and accounts	553,151,809	999,942	3,024,795
2. To declare a final dividend	557,122,699	17,292	36,555
3. To re-elect David Arculus	549,504,113	6,962,274	710,159
4. To re-elect Patrick Cescau	548,647,890	8,429,757	98,899
5. To re-elect Will Ethridge	549,106,535	8,000,307	69,704
6. To re-elect Rona Fairhead	537,262,338	19,832,290	81,918
7. To re-elect Robin Freestone	549,131,443	7,973,647	71,456
8. To re-elect Susan Fuhrman	553,495,864	3,572,610	108,072
9. To re-elect Ken Hydon	550,358,091	6,722,637	96,668
10. To re-elect John Makinson	549,108,272	7,984,275	83,999
11. To re-elect Glen Moreno	541,822,303	15,262,405	91,837
12. To re-elect Marjorie Scardino	527,827,329	29,294,830	54,387
13. To reappoint Joshua Lewis	553,514,279	3,554,338	107,929
14. To approve the report on directors' remuneration	532,985,979	19,267,027	4,923,539
15. To reappoint the auditors	535,102,758	12,848,443	9,225,344
16. To determine the remuneration of the auditors	550,516,216	6,483,087	177,243
17. To authorise the company to allot ordinary shares	526,723,723	22,187,205	8,265,618
18. To waive the pre-emption rights	556,756,251	297,215	122,660
19. To authorise the company to purchase its own shares	555,282,398	1,460,688	433,040
20. To approve the holding of general meetings on 14 clear days' notice	515,767,889	41,247,852	160,385
21. To approve the Long-Term Incentive Plan	516,287,993	39,664,649	1,223,913

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  28 April 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary